June 24, 2011

VIA EDGAR, E-MAIL AND FACSIMILE ((202) 551-3263)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention: Christina Chalk

Re:                               Platinum Energy Resources, Inc.

Schedule TO-T

Schedule 13e-3

Filed May 26, 2011

File No. 5-81107

Schedule TO/13E-3

File No. 5-81107

Ladies and Gentlemen:

On behalf of our client, Pacific International Group Holdings LLC (“Pacific” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 20, 2011 (the “Comment Letter”), with respect to the Company’s Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed with the Commission on May 26, 2011 (File No. 5-81107) (the “Schedule TO”) in connection with the Company’s offer to purchase up to all outstanding shares of common stock of Platinum Energy Resources, Inc. (“Platinum”), par value $0.0001 per share (the “Offer”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). We have also included the requested Company statement below.

In addition, we are simultaneously filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which amended the Schedule TO disclosure in part in response to the Comment Letter.

Schedule TO-T/13E-3/A

1.              We note your response to comment 3 in our original comment letter dated May 26, 2011.  However, your response does not adequately address the issue of whether the persons and entities who hold an economic interest in limited liability company bidder Platinum should be included as filers on the Schedule TO/13E-3.  Further, we disagree with your analysis with respect to the need to provide General Instruction C disclosure with respect to such persons or entities should we reach the determination that they are not bidders or persons engaged in the going private transaction.  Note that control can arise by virtue of a relationship other than an equity interest.  In this regard, we note your response to comment 4, which indicates that Platinum has an outstanding promissory note to Mr. Rahmani in the amount of $5,316,510 which Pacific will repay immediately after the short-form merger that you intend to follow the offer.  Under those circumstances, Mr. Rahmani may be deemed to be participating in this transaction in a unique manner and may be benefiting from it in a way that unaffiliated shareholders are not.  Please revise or advise.

Response

100% of the ultimate economic interest in Pacific is held by family trusts established for the benefit of immediate family members of Eskandar Ghermezian, Nader Ghermezian, Raphael Ghermezian and Bahman Ghermezian (the “Ghermezian Brothers”).  The Ghermezian Brothers are the trustees of the family trusts and collectively have 30 to 40 immediate family members.  None of the Ghermezian Brothers or their immediate family members (other than Syd Ghermezian, the sole manager of Pacific) controls or directs the management or policies of Pacific.  None of the Ghermezian Brothers or their immediate family members (including Syd Ghermezian) has more than a de minimis indirect equity interest in Pacific and therefore none of the Ghermezian Brothers or any such family member controls Pacific by virtue of such equity interest.  Syd Ghermezian controls Pacific in his capacity as sole manager thereof.  Since none of the Ghermezian Brothers or any of their immediate family members (other than Syd Ghermezian) exercises control over the limited liability company bidder Pacific, none of such persons (other than Syd Ghermezian) should be included as filers on the Schedule TO/13E-3.

The lender that is proposing to provide debt financing for the Offer is doing so subject to the condition precedent, as is customary in leveraged financing transactions, that all existing indebtedness of Platinum be repaid and that all related security interests be released.  This is the reason for the proposed repayment of Mr. Rahmani’s outstanding promissory note following the short-form merger.  We note that Mr. Rahmani is not a shareholder of Platinum.  Accordingly, Mr. Rahmani cannot be said to be benefiting from the transaction in a manner other shareholders are not.  Because Mr. Rahmani is not a shareholder, the repayment of his promissory note should not implicate the “All Holders/Best Price” rule under Rule 14d-10 of the Securities Exchange Act of 1934.

2.              Refer to comment 4 in our original letter and your response.  General Instruction C to Schedule TO/13E-3 does not dictate who must be included as a filer on either of those Schedules.  Rather, it is required disclosure as to control persons who are not otherwise included as filers.  See comment 5 in our original comment letter dated May 26, 2011.  We are unable to conclude based on the information you provide in response 4 that the identified persons are not engaged in this going private transaction.  For example, we do not know whether they will have an equity stake in Platinum going forward, or whether their employment contracts will be altered.  In addition, as noted in our last comment above, the fact that Mr. Rahmani will receive repayment of a $5,316,510 loan to Platinum immediately after closing of this transaction raises questions about his engagement and involvement as well.  Please revise or advise.

Response

As noted in our previous response letter, none of Al Rahmani, Mark Ghermezian or Victor David Rahmanian is an officer or director of Pacific or controls Pacific.

None of Mr. Rahmani, Mark Ghermezian or Mr. Rahmanian currently holds any direct or indirect equity stake in Platinum, nor will any of them hold any direct or indirect equity stake in Platinum following the consummation of the Offer and subsequent short-form merger (in each case other than the de minimis equity stake in Platinum that Mark Ghermezian may be deemed to hold as a potential beneficiary of the Ghermezian family trusts described in our above response to comment 1 in the Comment Letter).  Accordingly, none of these persons can be said to be benefiting from the transaction in a manner other shareholders are not.

Mr. Rahmani and Mark Ghermezian are currently directors of Platinum and Mr. Rahmanian is a director and Chief Operating Officer.  None of Mr. Rahmani, Mark Ghermezian or Mr. Rahmanian currently has an employment agreement with Platinum, nor will any of them have any employment agreement with Platinum following consummation of the Offer.    As noted in our response to comment 4 in your initial comment letter dated June 6, 2011, Pacific intends that following the consummation of the offer and subsequent short-form merger, Mark Ghermezian will be President and Mr. Rahmanian will remain Chief Operating Officer of Platinum.  Pacific expects that Mr. Rahmanian’s compensation and benefits will remain unchanged after the short-form merger.  Pacific has not yet discussed terms of employment with Mark Ghermezian.

We note that General Instruction C to Schedule 13E-3/TO (“General Instruction C”) provides that if a statement is filed by a general or limited partnership, syndicate or other group, the information called by Item 3 for a third-party tender offer must be given with respect to (i) each partner of the general partners; (ii) each partner who is, or functions as, a general partner of the limited partnership; (iii) each member of the syndicate or group; and (iv) each person controlling the partner or member, and if a statement is filed by a corporation or if a person referred to in clauses (i) through (iv) above is a corporation, the information called for by Item 3 must be given with respect to (a) each executive officer and director of the corporation; (b)

each person controlling the corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of the corporation.  Pacific is a limited liability company, and General Instruction C does not expressly cover limited liability companies.  However, in preparing the Schedule TO/13E-3, we treated Pacific as analogous to a corporation for purposes of complying with General Instruction C and Item 3.

None of Mr. Rahmani, Mark Ghermezian or Mr. Rahmanian falls within any of the categories set forth in General Instruction C to Schedule TO/13E-3, and thus the Offerors are not required to include the information required by Item 1003(a) through (c) of Regulation M-A with respect to such persons in the Offer to Purchase.  Nevertheless, we have amended the Offer to Purchase to include such information.  See Section 5 of Amendment No. 2.

3.              The revised disclosure on page 5 of the Offer to Purchase indicates that one of the conditions to the commitment of funds to purchase tendered shares is that KD Resources LLC is merged into Pacific and KD must become a co-borrower on the loan.  Since it appears that KD will partially fund the purchase of tendered shares, tell us why it is not included as a filer on the Schedule 13E-3/TO.

Response

We have amended the Schedule TO-T/13E-3 to reflect the above comment.  See Section 1 of Amendment No. 2.

General — Company Statement

At your request, the Company and Mr. Ghermezian further acknowledge that:

•                  The company and Mr. Ghermezian are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•                  Neither the Company nor Mr. Ghermezian may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company and Mr. Ghermezian believe that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 2 being filed concurrently herewith constitute material changes in the information sent to Platinum’s shareholders; therefore, the Company does not currently intend to send any supplemental materials to Platinum’s shareholders.

Please do not hesitate to contact me at (212) 813-8851 with any questions or comments you may have.

Sincerely,

/s/ Jeffrey A. Legault

Jeffrey A. Legault